

Mail Stop 4561

October 19, 2017

David A. Morken
Chairman and Chief Executive Officer
Bandwidth, Inc.
900 Main Campus Drive
Raleigh, NC 27606

>   **Re: Bandwidth, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 13, 2017**
>   **File No.: 333-220945**

Dear Mr. Morken:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2017 letter.

The Offering, page 8

1.   We note your response to prior comment 3. In your September 21, 2017 response to comment 30 you stated that the Pre-IPO Reorganization is expected to be approved by the existing preferred shareholders. Please describe the nature of what the preferred shareholders will be approving. Tell us if the preferred shareholders will also be agreeing to subsequently convert their shares to new Class A common stock as part of the IPO-related Reorganization. If not, please explain how you will determine which "sufficient number of holders" of Class B common stock will convert to Class A common stock. Lastly, please revise to clarify that all conversions will be on a one-for-one basis.

2.   Please add a separate section elsewhere in the prospectus that includes a discussion of the material terms of the Pre-IPO and IPO-Related Reorganizations and provide a cross-reference to that section. Tell us the names and percentage of ownership of the parties who will be agreeing to these reorganizations and tell us which parties will retain Series B preferred stock following the IPO-Related Reorganization.

Key Performance Indicators, page 14

3.   Your measure of adjusted net income includes an adjustment to exclude the loss from discontinued operations. This measure appears to use an individually tailored measurement method substituted for one in GAAP. Please revise to exclude this adjustment or advise. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

4.   In addition, it appears that aside from the adjustment related to loss from discontinued operations, you have not provided for the income tax effects. Please revise to separately present the income tax effect of your non-GAAP adjustments and explain how it was calculated. Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 61

5.   In your September 21, 2017 response to comment 14 you stated that relying on usage metrics could be misleading due to period-to-period variances in usage, such as seasonality, that obscured broader trends of the business. However, in your current response to prior comment 7 you state that such metrics are not materially impacted by seasonality when discussing comparable periods across multiple years. As the majority of your CPaaS revenues are based on usage (e.g., minutes, messages, phone numbers, 911-enabled phone numbers), please explain further why you believe comparative information for the periods presented related to actual usage would not provide meaningful information about usage and therefore revenue growth. Specifically address why you believe the disclosure related to active CPaaS customer accounts and dollar-based net retention rate are the best metrics for understanding the drivers of usage growth of your services when the impact of new organization customers is not reflected in the dollar-based net retention rate and such measure is impacted by both changes in usage and pricing.

Liquidity and Capital Resources, page 73

6.   In response to prior comment 12 you state that you anticipate the frequency and magnitude of disputes will be far less in the future. Please explain the extent to which you expect the "bill-and-keep" system of zero charges to impact gross CABS billings and

revenues going forward. Also, tell us what impact this may have on your outstanding disputed receivables.

7.   In your revised disclosure on page 75 you state that at the time a conclusion is reached on the outstanding and disputed billings you will recognize revenue. As you disclose that the disputed billings are fully reserved for and the allowance represents amounts deemed not probable of collection, please revise your disclosure to avoid implying that it is certain you will collect disputed billings and recognize revenues in a future period.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Commitments and Contingencies

Legal Matters, page F-34

8.   Your revised disclosure in response to comment 32 in your September 2, 2017 letter states that you cannot estimate reasonably <u>probable</u> losses or a range of reasonably probable losses. Your disclosure does not address reasonably <u>possible</u> losses in excess of amounts accrued, if any. Please revise to disclose an estimate of the reasonably possible losses or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b).

Item 15. Recent Sales of Unregistered Securities, page II-2

9.   We note that you increased the number of Old Class B option grants and significantly increased the disclosed upper range of exercise prices. Please tell us whether there were option grants subsequent to June 30, 2017 and if so, the valuation of the underlying common stock at the time of grant. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. In addition, include a discussion of any significant share-based awards granted after the balance sheet date and the expected impact on future financial statements in your subsequent event footnote. Refer to ASC 855-10-50-2(b).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Michael Benjamin, Esq.
        Latham & Watkins LLP